                                                March 3, 2006

Ms. Sara D. Kalin
Securities and Exchange Commission
Washington, D.C. 20549

     Re:   Stanwich Asset Acceptance Company, L.L.C.
           Amendment No. 2 to Registration Statement on Form S-3
           File No. 333-130210 (the "Registration Statement")
           --------------------------------------------------

Ms. Kalin:

     On behalf of Stanwich Asset Acceptance Company, L.L.C. (the "Registrant"),
I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the Securities and Exchange Commission (the
"Commission") take such action as is necessary to declare the above referenced
Registration Statement effective by 10:00 a.m. (Eastern time) on Monday, March
6, 2006 or as soon as thereafter practicable.

     The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       ***

                                       Very truly yours,

                                       STANWICH ASSET ACCEPTANCE COMPANY, L.L.C.

                                       By: /s/ Bruce M. Rose
                                           -------------------------------------
                                           Name: Bruce M. Rose
                                           Title: President